Exhibit(4)(g)

AMERICAN FAMILY LIFE INSURANCE COMPANY

6000 AMERICAN PKWY

MADISON, WISCONSIN 53783-0001

888-428-5433

CREDIT OF SPECIFIED PREMIUM RIDER FOR THE PRIMARY INSURED

Flexible Premium Variable Universal Life Insurance

This rider is attached to and becomes part of the policy. All conditions and provisions of the policy apply to this rider unless changed by this rider.

DEFINITIONS

The following are key words used in this rider. When these words are used, they are in bold type. As you read this rider, you can refer to this section for the definition. Other words that appear in this rider in bold type are defined in the policy to which this rider is attached.

Occupation. During the first 24 months of total disability, the primary insured’s primary job for pay or profit at the time the total disability begins. After the first 24 months of total disability, any job for which the primary insured is reasonably fitted by means of:

1.	education;

2.	training; or

3.	experience.

Occupation includes:

1.	if the primary insured is a homemaker who is not otherwise employed, the performance of household duties; or

2.	if the primary insured has not reached the age when he/she is legally permitted to end formal education, regular attendance at school.

if that is the primary insured’s job at the time total disability begins.

Rider Date. The date shown on the schedule or on an endorsement or amendment that this rider takes effect and that determines each:

1.	rider year;

2.	rider anniversary; and

3.	rider month.

Rider Termination Date. The rider anniversary date nearest the primary insured’s attained age 60 as shown on the schedule or on an endorsement or amendment.

Specified Premium. The amount shown on the schedule or on an endorsement or amendment that will be credited to the policy value if the primary insured is totally disabled.

Total Disability/Totally Disabled. The primary insured’s incapacity that:

1.	results from bodily injury or disease; and

2.	prevents the primary insured from performing the material and substantial duties of his/her occupation.

Total disability includes the following total and irrecoverable losses even if the primary insured is able to work:

1.	the sight of both eyes;

2.	the use of both hands;

3.	the use of both feet; or

4.	the use of one hand and one foot.

GENERAL PROVISIONS

BENEFIT. The specified premium will be credited to the policy value as a premium payment during the primary insured’s total disability if:

1.	we receive written proof, satisfactory to us, of the primary insured’s total disability;

2.	the primary insured becomes totally disabled while this rider is in force;

3.	the primary insured is totally disabled for 180 consecutive days;

4.	the total disability starts after the policy date or rider date (if this rider is not issued simultaneously with the policy);

5.	the total disability starts after the primary insured’s attained age 5; and

6.	the total disability starts prior to the rider anniversary nearest the primary insured’s attained age 60.

If, while this rider is in force, the primary insured becomes totally disabled again after having been totally disabled before, the new total disability will be considered a continuation of the old total disability unless:

1.	the total disability is due to an entirely different cause; and

2.	the primary insured has performed all of the material and substantial duties of his/her occupation for 180 consecutive days or more between the periods of total disability.

If the primary insured was totally disabled prior to the rider anniversary date nearest his/her attained age 60, we will continue to credit the specified premium to the policy value until the earlier of:

1.	the date the primary insured is no longer totally disabled; or

2.	the date the primary insured reaches attained age 100.

Crediting the specified premium to the policy value does not guarantee that the policy will remain in force. If the requirements of the Continuation of Coverage provision have not been met, the policy will terminate as defined in the Grace Period provision.

If the specified premium credited to the policy value exceeds the maximum premium allowed to maintain the policy as life insurance as defined under federal tax law definitions, we will pay the amount that exceeds the maximum premium allowed to the owner in cash.

Exclusions and Limitations. We will not credit the specified premium to the policy value if the total disability results directly or indirectly from:

1.	intentionally self-inflicted injury;

2.	any attempt at suicide, while sane or insane;

3.	war; or service in the military, naval or air forces of any country or international organization at war, whether declared or undeclared; or any conflict between armed forces; or

4.	commission of a felony.

We will not credit the specified premium to the policy value if the total disability begins within five years from the rider date if:

1.	such total disability resulted from injury or disease sustained or contracted before the rider date; and

2.	the primary insured received medical or surgical treatment for such condition before the date of his/her application for coverage under this rider; and

3.	the primary insured did not disclose such treatment on his/her application for coverage under this rider.

The death benefit option may not be changed during the primary insured’s total disability.

Proof of Disability. Before we credit the specified premium to the policy value, we must receive written proof of a total disability at our home office during:

1.	the primary insured’s lifetime; or

2.	the continuance of the primary insured’s total disability.

We must receive proof within one year from the date that the primary insured’s total disability began. We may still credit the specified premium to the policy value even if we do not receive such proof in the time allowed, if the primary insured shows us that it was not reasonably possible to provide proof in the time allowed. Proof must however, be provided as soon as reasonably possible.

Proof of Continuance of Total Disability. At our request, the primary insured must furnish periodic written proof that his/her total disability has continued without interruption. Upon receiving such proof, we have the right to request that the primary insured be examined by a physician of our choice. We will pay the cost of any exam that we require. After two years of total disability, we may require proof of such total disability no more than once a year. If we do not receive such proof, we will not continue to credit the specified premium to the policy value.

Change in Specified Premium. If the specified premium is increased or an Additional Insured Rider is added or increased, the specified premium may be increased subject to:

1.	the maximum amount offered for this rider under our rules then in effect;

2.	our receipt of a written request, satisfactory to us; and

3.	our receipt of evidence of insurability for the primary insured, satisfactory to us.

The specified premium may be decreased subject to:

1.	the minimum amount offered for this rider; and

2.	our receipt of a written request, satisfactory to us.

Cost of the Rider. The monthly cost of this rider is determined by the primary insured’s attained age, gender and the amount of the specified premium.

Incontestability. We may contest the validity of this rider at any time on the grounds of fraudulent misrepresentation.

Premium. Minimum premium, target premium and monthly deductions will increase if this rider is added to the policy. If the specified premium is changed, the minimum premium, target premium and monthly deductions will change accordingly.

Rider Termination. This rider terminates at 12:00 AM on the earliest of:

1.	the rider termination date;

2.	the date the policy terminates subject to its conditions and provisions; or

3.	the date the policy is surrendered by the owner.

The owner may cancel this rider by sending a written request to us, at our home office. Cancellation takes effect on the monthly deduction day on or following the business day we receive the request, unless a later monthly deduction day is requested.

JACK SALZWEDEL	JAMES ELDRIDGE
PRESIDENT	SECRETARY

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